Exhibit 12.01

ORACLE CORPORATION

Consolidated Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended May 31,
(Dollars in millions)	2011	2010	2009	2008	2007
Earnings(1)
Income before provision for income taxes	$11,411	$8,243	$7,834	$7,834	$5,986
Add: Noncontrolling interests	97	95	84	60	71
Add: Fixed charges	875	808	685	454	380

Total earnings	$12,383	$9,146	$8,603	$8,348	$6,437

Fixed Charges(2)
Interest expense	$808	$754	$630	$394	$343
Estimate of interest in rent expense	67	54	55	60	37

Total fixed charges	$875	$808	$685	$454	$380

Ratio of earnings to fixed charges	14x	11x	13x	18x	17x

(1)

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.